Exhibit 3

OAKTREE CAPITAL GROUP, LLC

UNIT DESIGNATION

WITH RESPECT TO UNITS ISSUED IN 2015 MANDATORY EXCHANGE

This Unit Designation (this “Unit Designation”), dated as of November 16, 2015, is made by Oaktree Capital Group, LLC, a Delaware limited liability company (the “Company”). Capitalized terms used but not defined in this Unit Designation shall have the meanings ascribed to such terms in the Third Amended and Restated Operating Agreement of the Company, dated as of August 31, 2011 (as amended through the date hereof, the “Operating Agreement”).

WHEREAS, pursuant to Section 4.6(a) of the Operating Agreement, the Company has the authority to issue any number of Units, and options, rights, warrants and appreciation rights relating to such Units, for any Company purpose at any time and from time to time to such Persons for such consideration (which may be cash, property, services or any other lawful consideration) or for no consideration and on such terms and conditions as the Board of Directors shall determine, all without the approval of any Member or any other Person;

WHEREAS, pursuant to Section 4.6(b) of the Operating Agreement, such additional Units may be issued with such designations, preferences, rights, powers and duties as shall be fixed by the Board of Directors and reflected in a written action or actions approved by the Board of Directors in compliance with Section 6.1 of the Operating Agreement, including, among other things, the terms and conditions upon which such Units will be issued or transferred;

WHEREAS, pursuant to Section 4.6(c) of the Operating Agreement, the Board of Directors is authorized to take all actions that it determines to be necessary or appropriate in connection with, and shall determine in its sole discretion the rights relating to, the issuance of additional Units and options, rights, warrants and appreciation rights relating to Units; and

WHEREAS, the Board of Directors has approved this Unit Designation to apply to Class A Units of the Company that are issued in a mandatory exchange effective as of the date hereof of limited partnership units (“OCGH Units”) of Oaktree Capital Group Holdings, L.P. (“OCGH”) by the limited partners of OCGH (the “2015 Mandatory Exchange”);

NOW, THEREFORE, the Company hereby approves and authorizes the Unit Designation on the terms and conditions set forth herein.

1.

Additional Units. The Company authorizes the issuance of Class A Units (the “2015 Mandatory Exchange Units”) to limited partners of OCGH in the 2015 Mandatory Exchange pursuant to the terms set forth herein and in accordance with the Operating Agreement, and each Person to whom 2015 Mandatory Exchange Units are issued, if not already a Member, shall thereupon become a Member in accordance with and subject to the terms of the Operating Agreement and this Unit Designation.

2.

Restrictions on Transfer. As used in this Unit Designation, the term “transfer” shall have the meaning given to it in the Operating Agreement. Notwithstanding any other provision of the Operating Agreement, no Person to whom 2015 Mandatory Exchange Units are issued (each, a “2015 Mandatory Exchange Member”) may, without the prior written consent of the Company (which consent may be withheld in the Company’s sole discretion), transfer any 2015 Mandatory Exchange Units, except as permitted below in this Section 2 and otherwise in accordance with the terms and conditions of the Operating Agreement:

a.

the 2015 Mandatory Exchange Units shall be subject to a restriction on transfer by the 2015 Mandatory Exchange Members that shall, as to each 2015 Mandatory Exchange Member, lapse with respect to one-twelfth of the 2015 Mandatory Exchange Units issued to such 2015 Mandatory Exchange Member on the second business day after the Company publicly releases its quarterly earnings results with respect to (A) the Company’s fourth fiscal quarter of 2015 and (B) each fiscal quarter of the Company thereafter, with the result that such transfer restriction will lapse in its entirety on the second business day after the Company publicly releases its quarterly earnings results with respect to the Company’s third fiscal quarter for 2018; and

b.

for each unvested OCGH Unit held by a 2015 Mandatory Exchange Member that is exchanged in the 2015 Mandatory Exchange, such 2015 Mandatory Exchange Unit that is issued to such 2015 Mandatory Exchange Member in respect thereof will be subject to the same vesting periods and conditions, forfeiture provisions and other similar terms and conditions applicable to such unvested OCGH Unit pursuant to the terms of the grant thereof.

c.

each 2015 Mandatory Exchange Member who provides (or has provided) services to the Company or any of its Affiliates shall not transfer any 2015 Mandatory Exchange Units issued to such Member unless (1) such Member is at least 65 years old in age at the time of such transfer, (2) such transfer would occur after the first anniversary of the effective date as of which such Member permanently ceased to provide services to the Company and its Affiliates, or (3) after giving effect to such transfer, the remaining number of 2015 Mandatory Exchange Units and OCGH Units held by such Member is at least equal to the number that is 25% of the number of OCGH Units that were issued to such Member on or after January 1, 2014 (“Post-2013 OCGH Units”) and that have vested at the time of such transfer (with the calculation of such vesting taking into account any vesting that has occurred in respect of 2015 Mandatory Exchange Units issued to such Member in exchange for Post-2013 OCGH Units).

3.

No Limitation. For the avoidance of doubt, nothing in this Unit Designation supersedes or limits in any way any additional transfer restrictions to which a 2015 Mandatory Exchange Member may otherwise be subject under the Operating Agreement, any equity plan, award or grant or other agreement, or any applicable policies of the Company to which such 2015 Mandatory Exchange Member may be subject.

4.

Effectiveness. Pursuant to Section 4.6(b) of the Operating Agreement, this Unit Designation (or any action of the Board of Directors amending this Unit Designation) shall be effective when a duly executed original of the same is delivered to the Secretary for inclusion in the permanent records of the Company, and shall be annexed to, and constitute a part of, the Operating Agreement.

5.	Conflicts. To the extent that any provision of this Unit Designation conflicts or is inconsistent with the Operating Agreement, the terms of this Unit Designation shall control.

6.	Governing Law. This Unit Designation shall be governed by and interpreted in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely therein.

7.

Severability. If any provision of this Unit Designation is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

[Signature Page Follows]

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Todd Molz
	Name:	Todd Molz
	Title:	General Counsel and Chief Administrative Officer

By:	/s/ Richard Ting
	Name:	Richard Ting
	Title:	Managing Director Associate General Counsel

[Signature Page to Unit Designation]